

03024058

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peter Hambro Mining plc

*CURRENT ADDRESS 7 Eccleston Street
Belgravia
London SW1W 9LX

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 34734 FISCAL YEAR 12/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S	(ANNUAL REPORT)	[X]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL	(OTHER)	[ ]
DEF 14A	(PROXY)	[ ]			

OICF/BY: [signature]

DAT : 6/27/03

Exhibit B (4)

82-34734

AR/S
12-31-01

03 MAY 22 7:21

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

ANNUAL REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31st DECEMBER 2001

Registered number: 2924450

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Directors

P.C.P. Hambro
Dr P.A. Maslovskiy
G.J. Hambro
A.P. Maslovskiy

Secretary and Registered Office

Philip Leatham
7 Eccleston Street London SW1W 9LX

Auditors

Moore Stephens
St. Paul's House, Warwick Lane, London EC4P 4BN

The Directors' Report

The Directors present their report and the audited financial statements for the year ended 31 December 2001.

Review of Activities

The group is involved in mining gold in Russia.

The directors report a consolidated profit for the period of U.S. $4,403,000 (2000 - loss of US $420,000). No dividend has been recommended and the profit for the period has been transferred to reserves.

Directors' Interests

The directors listed above served throughout the year. Their interest in the share capital of the company is as follows:

G.J. Hambro and A.P. Maslovskiy: - no interest at 31 December 2001 or 31 December 2000

P.A. Maslovskiy: - 45,858 Ordinary 'A' and 144,984 'B' shares (2000 - no change).

P.C.P. Hambro: - owns 51% of Peter Hambro plc which has direct and indirect holdings of the Company's shares as follows: -

			Ordinary A shares	
Company	Ownership		31/12/01	31/12/00
Peter Hambro plc	PCP Hambro	51%	13,929	2,269
H&H Mining	Peter Hambro PLC	100%	52,719	69,949
Mining Investors Ltd	H&H Mining	100%	39,977	39,977
			106,625	112,195

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

The Director's Report (Continued)

Events after the year end

On 25 February 2002 an Extraordinary General Meeting of the Company passed a resolution to change its name to Eponymousco Ltd as part of a reorganisation intended to lead to admission to the Alternative Investment Market of the London Stock Exchange. For further details see note 25 to the financial statements.

Auditors

Moore Stephens were appointed as the company's auditors during the period and are willing to continue in office. A resolution for their re-appointment and authorising the directors to fix their remuneration will be submitted to the Annual General Meeting.

Financial statements of the company for the year ended 31 December 2000 were audited by Messrs. Heywards.

By Order of the Board

P.C.P. Hambro
Director

13 March 2002

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Statement of the Directors' responsibilities for the year ended 31st December 2001

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the company and the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

P.C.P. Hambro
Director

13 March 2002

P.A. Maslovskiy
Director

13 March 2002

Report of the Auditors to the shareholders of EPONYMOUSCO Limited

We have audited the financial statements of Eponymousco Limited for the year ended 31 December 2001 set out on pages 5 to 26. These financial statements have been prepared under the historical cost convention, and the accounting policies set out on pages 11 to 14.

Respective Responsibilities of Director and Auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of financial statements in accordance with applicable United Kingdom law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the affairs of the company and the group as at 31st December 2001, the company and group's cash flows and profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

St. Paul's House,
Warwick Lane, London
EC4P 4BN

MOORE STEPHENS
Registered Auditor
Chartered Accountants

13 March 2002

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Consolidated Profit and Loss Account
for the year ended 31st December 2001

(expressed in US $'000s)

	Note	2001 $'000	2000 $'000
Turnover	2	23,722	-
Net operating expenses	3	(13,622)	(597)
Operating profit/(loss)	4	**10,100**	**(597)**
Interest payable and similar charges	6	(1,613)	(8)
Profit on sale of investment		-	148
Other income		199	37
Profit/(losses) on ordinary activities before Taxation		**8,686**	**(420)**
Taxation on profit on ordinary activities	7	-	-
Profit /(loss) on ordinary activities after taxation		**8,686**	**(420)**
Minority interests	20	4,283	-
Profit /(loss) retained for the year		**4,403**	**(420)**

The entire current year turnover (2000 – nil) has been generated by the company's subsidiary OAO Pokrovskiy Rudnik, which was acquired on 31 December 2000. Pokrovskiy Rudnik generated US$ 11.1 m of operating profit (2000 - nil) for the group. The group's results for the past two years are not affected by any other acquisitions or disposals.

The accompanying notes are an integral part of this profit and loss account.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Company only Profit and Loss Account
for the year ended 31st December 2001

(expressed in US $'000s)

	Note	2001 $'000	2000 $'000
Turnover	2	-	-
Net operating expenses	3	(1,232)	(597)
Operating Loss	4	**(1,232)**	**(597)**
Interest income		207	-
Other income		-	37
Interest payable and similar charges	6	(1)	(8)
Profit on sale of investments		-	148
Loss on ordinary activities before taxation		**(1,026)**	**(420)**
Taxation on profit on ordinary activities	7	-	-
Loss for the year on ordinary activity after taxation		**(1,026)**	**(420)**

The accompanying notes are an integral part of this profit and loss account.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Consolidated Balance Sheet as at 31 December 2001

(expressed in US $'000s)

	Note	2001 $'000	2000 $'000
Fixed Assets			
Negative goodwill	8	(5,209)	(5,788)
Intangible assets	9	4,071	4,395
Tangible assets	10	34,131	15,667
Assets under construction and equipment to be installed	11	1,177	5,082
Investments	12	2	1
		34,172	**19,357**
Current Assets			
Stock and work in progress	13	321	47
Debtors	14	3,046	5,808
Cash at bank and in hand		1,361	410
		4,728	**6,265**
Creditors, amounts falling due within one year	15	(8,952)	(7,013)
Net Current Liabilities		**(4,224)**	**(748)**
Creditors, amounts falling due after more than one year			
Long-term borrowings	17	(10,991)	(9,741)
Finance lease liabilities falling due within one to three years	16	(403)	-
		(11,394)	(9,741)
Net Assets		**18,554**	**8,868**
Capital and Reserves			
Share capital	18	391	377
Share premium	18	8,755	7,769
Profit and loss account		1,215	(5,618)
Equity shareholders' funds	19	**7,931**	**2,528**
Minority interests	20	10,623	6,340
		18,544	**8,868**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 13 March 2002

P.C.P. Hambro **P.A. Maslovskiy**

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Company only Balance Sheet as at 31 December 2001

(expressed in US $'000s)

	Note	2001 $'000	2000 $'000
Investments	12	1,393	1,393
		1,393	1,393
Current Assets			
Debtors	14	264	1,193
Cash at bank and in hand		1,043	2
		1,307	**1,195**
Creditors, amounts falling due within one year	15	(198)	(60)
Net Current Assets		**1,109**	**1,135**
Net Assets		**2,502**	**2,528**
Capital & Reserves			
Share capital	18	391	377
Share premium		8,755	7,769
Profit and loss account		(6,644)	(5,618)
Equity shareholders' funds	19	**2,502**	**2,528**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 13 March 2002

P.C.P. Hambro **P.A. Maslovskiy**

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Consolidated Statement of Cash Flows for the year ended 31 December 2001

(expressed in US $'000s)

	Note	2001 $'000	
Net Cash Inflow from Operating Activities	22		15,215
Returns on Investments and Servicing of Finance			
Interest paid		(1,688)	
Interest element of finance leases		(31)	
Net cash outflow from returns on investments and servicing finance			(1,718)
Taxation Paid			-
Capital Expenditure and Financial Investment			
Purchase of tangible assets		(16,447)	
Purchase of intangible assets		(3)	
Net movement in loans to subsidiaries		668	
Loans issued		(224)	
Net Cash outflow on capital expenditure and financial investment			(15,006)
Acquisitions and Disposals			
Purchase of subsidiary undertaking		(1)	
			(1)
Cash Outflow before use of Liquid Resources and Financing			(2,510)
Financing Activities			
Capital element of finance lease		(287)	
Increase in debt		26,564	
Loan repayment		(23,816)	
Share capital issue		1,000	
Cash inflow from Financing Activity			3,461
Increase in cash at bank and in hand	23		951

The accompanying notes are an integral part of this cash flow statement.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Company only Statement of Cash Flows for the year ended 31 December 2000

(expressed in US $'000s)

	Note	2001 $'000	
Net Cash Outflow from Operating Activities	22		(1,134)
Returns on Investments and Servicing of Finance			
Interest paid		(1)	
Net Cash outflow from returns on investments and servicing finance			(1)
Taxation Paid			-
Capital Expenditure and Financial Investment			
Net movement in loans to subsidiaries		1,176	
Net Cash inflow on capital expenditure and financial investment			1,176
Cash Inflow before use of Liquid Resources and Financing			41
Financing Activities			
Share capital issue		1,000	
Cash inflow from Financing Activity			1,000
Increase in cash at bank and in hand	23		1,041

The accompanying notes are an integral part of this cash flow statement.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes

1. Principal Accounting Policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards.

b) Principles of consolidation

The Company has one subsidiary, OAO Pokrovskiy Rudnik formerly JSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 31 December 1999 the Company owned 21.69% of Pokrovskiy Rudnik. It acquired a further 31.42% of Pokrovskiy Rudnik on 31 December 2000 bringing the total holding to 53.11%.

Pokrovskiy Rudnik itself had two subsidiaries, both incorporated in Russia, at the 31 December 2000: - ZAO Chikman (50%) and OPC Yagva (100%). These companies are involved in exploration and experimental mining of diamond deposits in the Perm Province of Russia. Industrial production has not yet commenced. Both of these subsidiaries were disposed of during the year. During the year Pokrovskiy Rudnik subscribed for 51% of the share capital of Olekminskiy Rudnik, a company incorporated in Russia. Olekminskiy Rudnik is involved in exploring for titanium deposit.

The Company did not equity account for the result of Pokrovskiy Rudnik during 2000 on the grounds that reliable information was not available. As from 31 December 2000 the results and balances of Pokrovskiy Rudnik have been consolidated.

The results and balance of Pokrovskiy Rudnik's subsidiaries have been excluded from consolidation on the grounds that they are not material to the group.

Pokrovskiy Rudnik maintains its primary books and records in roubles in accordance with accounting principles and practices mandated by Russian Accounting Regulations (RAR). These regulations encompass significant departures from the Companies Act 1985.

Pokrovskiy Rudnik has prepared a modified set of accounts in US dollars incorporating adjustments so as to comply with the Companies Act 1985 and relevant accounting standards. These financial statements have been used as the base for consolidation.

All significant intra-group balances and transactions have been eliminated on consolidation.

Minority interests in the net assets and net results of Pokrovskiy Rudnik are shown under "Minority interests" caption in the consolidated balance sheets and consolidated profit and loss account.

1. Principal Accounting Policies (continued)

c) Currency of financial statements

The financial statements have been presented in U.S. Dollars as the dollar is considered to be the group's functional currency.

For the purpose of these financial statements other currencies have been translated into U.S. Dollars on the following basis:

(I) Share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction.
(II) Liabilities and current assets at the rate ruling at the end of the accounting period.
(III) Profit and loss account items, other than depreciation, at the average rate for the period or at the rate ruling at the date of the transaction for significant items.

The rates of exchange used to translate year end balances from other currencies into U.S. Dollars were as follows (currency per US Dollar):

	2001
Sterling	0.67
Russian Rouble	30.14

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account.

The representation of figures in US$ should not be construed as meaning that underlying amounts can or will be settled in dollars.

d) Negative goodwill

Negative goodwill is accounted for when the value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset and then recognised through the profit and loss account on a straight-line basis over the period deemed appropriate by the directors. Negative goodwill on the purchase of Pokrovskiy Rudnik will be recognised over the period of ten years which equates to the expected useful life of the mine it operates.

This policy was not adopted in the financial statements for the year ended 31 December 2000. Details of prior year adjustments arising from adopting this policy are set out in note 24.

e) Intangible assets and amortisation

Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight line basis over the period of the licence.

1. Principal Accounting Policies (continued)

f) *Tangible fixed assets and depreciation*

Tangible fixed assets are recorded at cost or valuation, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life as follows:

	Average life
Buildings	10
Plant and machinery	10-20
Office equipment	5-10
Computer equipment	3

Until they are brought into use fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

g) Investments.

Investments are stated at cost less provision for impairment.

h) Stock and work in progress

Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis.

Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis.

Poor ore (with content less than 3.5%) and leached ore are classified as work in progress. Poor ore is valued at the lower of attributable direct cost and net realisable value. Leached ore is valued at the lower of post processing transportation costs (to its current location) and net realisable value.

i) Finance leases

Assets held under finance leases are capitalised in the balance sheet and are depreciated at the rate applicable to the asset category. Interest is charged to the profit and loss account over the life of the agreement in proportion to the capital amount outstanding.

Notes (continued)

1. Principal Accounting Policies (continued)

j) Revenue recognition

Revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.

k) Cost of sales

Cost of sales includes the cost of mining gold, transport, and marketing expenses.

l) Taxation

A provision is made for all foreseeable taxation liabilities.

Deferred taxation is calculated so as to recognise the expected future tax consequences of transactions and events recognised in the financial statements of the current and previous periods with the following exceptions:

- provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that at the balance sheet date dividends have been declared and accrued as receivables
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

The tax charge in the statement of income includes the charge in respect of the taxable profit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, including those based on gross interest received, are included in general, administrative and other operating costs in the statement of income.

m) Comparative figures

The Company acquired control of its only subsidiary Pokrovskiy Rudnik on 31 December 2000. Prior to this date the Company did not consolidate the results and balances of Pokrovskiy Rudnik. Consequently, group comparative figures for the balance sheet incorporate the assets and liabilities of Pokrovskiy Rudnik whilst profit and loss account comparatives do not.

No comparative figures for 2000 are presented for the cash flow statement as these were not prepared at the time on the grounds that the Company was a small reporting entity. Certain comparative figures have been restated so as to comply with current year presentation and polices (see note 24).

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes (continued)

2. Turnover

Turnover is derived from sales of gold sales and minor sales of silver. All proceeds are receivable in the ordinary course of business are recorded exclusive of Value Added Tax.

All sales originate in Russia and are destined for Russia (see note 26).

Pokrovskiy Rudnik has generated all of current year turnover for the group.

3. Net Operating Expenses

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Cost of sales	7,376	-	-	-
Administrative expenses	6,246	597	1,236	603
	13,622	597	1,236	603

Included within Group administrative expenses are foreign currency exchange translation gains of $293,253 (2000 - loss $566).

Pokrovskiy Rudnik, which was acquired on 31 December 2000, accounts for the group's entire cost of sales $7,376,000 (2000 - nil) and $ 5,011,000 of administrative expenses (2000 – nil).

4. Operating Profit/Loss

Operating profit/loss is stated after charging/(crediting):

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Depreciation of tangible fixed assets (note 10)	2,869	-	-	-
Depreciation of intangible fixed assets (note 9)	327	-	-	-
Goodwill credit (note 8)	(579)	-	-	-
Directors' emoluments (note 5)	841	459	822	440
Auditors' remuneration	53	9	53	9

Pokrovskiy Rudnik which was acquired on 31 December 2000 and generated US$11.1 m of operating profit.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes (continued)

5. Directors and Employees

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Directors' emoluments	841	459	822	440

Staff costs during the period were as follows:

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Wages and salaries	2,060	-	-	-
Social security costs	677	-	-	-
	2,737	-	-	-

The average number of employees (excluding directors) of the group during the year was 830 (2000 – nil). The Company had no employees (2000 - nil).

The emoluments for the highest paid director for the year were $520,000 (2000 – $440,240). Directors' emoluments, in their entirety, were paid to companies controlled by directors.

No group company has any long term incentive scheme or pension plan for their directors or employees. Pokrovskiy Rudnik contributes via social security payments to employees' Russian state pension scheme.

6. Interest Payable and Similar Charges

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Finance lease charge	31	-	-	
Bank loan interest	1,437	8	1	8
Other loan interest	145	-	-	-
	1,613	8	1	8

7. Taxation

The Company does not anticipate a corporation tax charge for the year as it has suffered losses. The Company's subsidiary, Pokrovskiy Rudnik, has been the beneficiary of a tax concession that exempts it from profit tax for the year ended 31 December 2001. This concession will not apply for the year ended 31 December 2002.

A deferred tax asset of approximately $USD 955,000 (2000 – $USD 579,000) has not been recognised in these financial statements. The directors have not recognised this asset on the grounds that at such an early stage in the group's development it is not possible to be reasonably certain that there will be suitable profit from which the future reversal of underlying timing differences can be deducted.

Notes (continued)

8. Negative goodwill

	Group
	$'000
Cost	
At 1 January 2001	(5,788)
Additions	-
At 31 December 2001	(5,788)
Depreciation	
At 1 January 2001	-
Release for the year	(579)
At 31 December 2001	(579)
Net book value	
At 31 December 2000	(5,788)
At 31 December 2001	(5,209)

In the financial statements prepared for the year ending 31 December 2001 the group did not recognise negative goodwill as a negative asset (see note 24).

9. Intangible Assets

	Group	Company
	$'000	$'000
Cost		
At 1 January 2001	6,551	-
Additions – Pioneer license	3	-
At 31 December 2001	6,554	-
Depreciation		
At 1 January 2001	2,156	-
Charge for the year	327	-
At 31 December 2001	2,483	-
Net book value		
At 31 December 2000	4,395	-
At 31 December 2001	4,071	-

The group's principal intangible assets are licences for the utilisation of the Pokrovskiy and Pioneer deposits. The license for the Pokrovskiy deposit was received in 1994. The Pokrovskiy deposit is currently in production. The group won the tender for the Pioneer deposit in October 2000 and was granted the license in July 2001 at a cost of $6,000 ($3,000 was paid in 2000 and $3,000 was paid in January 2001). Surveying and exploration work began in June 2001.

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes (continued)

10. Tangible Fixed Assets

Group	Buildings	Plant and machinery	Vehicles	Furniture, Fixtures, Fittings & Others	Total
	$'000	$'000	$'000	$'000	$'000
Cost					
At 1 January 2001	12,123	4,338	804	174	17,439
Additions	-	6,275	3,101	103	9,479
Transfer from assets under construction	10,768	1,086	-	-	11,854
At 31 December 2001	22,891	11,699	3,905	277	38,772
Depreciation					
At 1 January 2001	837	563	333	39	1,772
Charge for the year	1,768	798	266	37	2,869
At 31 December 2001	2,605	1,361	599	76	4,641
Net book value					
At 31 December 2000	11,286	3,775	471	135	15,667
At 31 December 2001	20,286	10,338	3,306	201	34,131

11. Assets under construction and equipment to be installed

	Group		Company	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Assets in course of construction	520	4,106	-	-
Equipment to be installed	657	976	-	-
	1,177	5,082	-	-

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes (continued)

12. Investments

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Cost:				
At the beginning of the period	2	1	1,393	1,393
At the end of the period	2	1	1,393	1,393

The sole investment of the company at 31st December 2001 was Pokrovskiy Rudnik. Pokrovskiy Rudnik is registered in Russia and is involved in gold mining. The company holds 53.11% of the ordinary share capital of Pokrovskiy Rudnik. Pokrovskiy Rudnik is consolidated in the group financial statements.

The sole investment of Pokrovskiy Rudnik at 31st December 2001 was Olekminskiy Rudnik. Olekminskiy Rudnik is registered in Russia and was formed during the year. Olekminskiy Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51% of the ordinary share capital of Olekminskiy Rudnik. Olekminskiy Rudnik has not been consolidated in the group accounts as the results and balances are not material to the group.

13. Stock and work in progress

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Work in progress	312	47	-	-
Finished goods	9	-	-	-
	321	47	-	-

Following a review by management stocks of stores and spares at 31 December 2000 and 31 December 2001 have been written off.

14. Debtors

Amounts falling due within one year

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Prepayment	830	3,576	15	-
VAT recoverable	1,373	916	-	-
Owed by group undertaking	-	-	213	1,182
Other debtors	385	414	36	11
Loans issued	458	902	-	-
	3,046	5,808	264	1,193

Loans outstanding at 31 December 2001 comprised a loan of $332,000 issued to Amurenergo, a local supplier of electricity, and a loan of $126,000 to Olekminskiy Rudnik, a subsidiary of Pokrovskiy Rudnik. Both loans are interest free.

Loans outstanding at 31 December 2000 largely comprise a loan of $794,000 to OPC Yayva, a former subsidiary of Pokrovskiy Rudnik and a loan of $89,000 to the Zeya Administration (local government). Both loans were interest free and repaid during 2001.

VAT recoverable represents amounts shown in the financial statements of Pokrovskiy Rudnik. The balance is not in agreement with the records of the relevant tax office, which records a liability due by Pokrovskiy Rudnik. Pokrovskiy Rudnik is in the process of reconciling this difference, which amounts to approximately $2 m with the tax office. The directors believe that no material adjustment to Pokrovskiy Rudnik's accounting records will be necessary as a result of this reconciliation.

15. Creditors

Amounts falling due within one year

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Trade creditors	714	595	21	48
Finance lease liabilities (note 16)	292	-	-	-
Note payable	1,103	3,843		
Short term loans and overdraft	2,020	1,540	-	-
Short term element of long term loans (note 17)	3,757	-	-	-
Other creditors including Taxation and social security payable	1,066	1,035	177	12
	8,952	7,013	198	60

The loans represent short-term loans to the Company's subsidiary from banks and trading partners. Interest rates vary from 18 to 22 %.

Notes (continued)

16. Finance lease liabilities

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Short term element	376	-	-	-
Finance charge allocated to future periods	(84)	-	-	-
	292	-	-	-
Due between 1 – 2 years	293	-	-	-
Due between 2 – 3 years	162	-	-	-
Finance charge allocated to future periods	(52)	-	-	-
	403	-	-	-
Total obligation	695	-	-	-

17. Long-term borrowings

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Due in less than 1 year	3,757	-	-	-
Due between 1 – 2 years	3,664	9,741		
Due between 2 – 3 years	7,327	-	-	-
	14,748	9,741	-	-
Short term element (note 15)	3,757	-	-	-
Long term element	10,991	9,741	-	-
	14,748	9,741	-	-

In September of the current year Pokrovskiy Rudnik was granted loan facilities by the Savings Bank of Russia ("Sberbank") of up to $15 m for the construction of a gold extraction factory. The company drew down $14,655,000 under the facility and applied it to repay existing borrowings from Zenit Bank, leaving a year end balance due to Zenit of approximately $ 93,000.

The Sberbank loan is due for repayment in three instalments 25% in September 2002, 25% in September 2003 and 50% in January 2004. The loan bears interest at 22% and is secured on buildings and equipment owned by Pokrovskiy Rudnik. Shares in Pokrovskiy Rudnik (including the company's holding) totalling 55% of total share capital have also been pledged as security. In addition Sberbank has been granted the exclusive right to buy 2,250 kg of gold per annum from Pokrovskiy Rudnik.

Notes (continued)

18. Called Up Equity Share Capital

	Company	
Ordinary 'A' shares	2001 $'000	2000 $'000
Allotted, called up and fully paid:		
At the beginning of the period	375	375
New issues	14	-
At the end of the period	389	375
Number of shares (par value £1)		
Authorised	3,000,000	3,000,000
Issued at the beginning of the period	236,016	187,553
New issues	9,500	48,463
At the end of the period	245,516	236,016

During the year 9,500 ordinary "A" shares were issued for consideration of 105.3 per share ($1,000,350 total) creating a share premium of $986,625.

Ordinary 'B' shares	2001 $'000	2000 $'000
Allotted, called up and fully paid:		
At the beginning of the period	2	2
New issues	-	-
At the end of the period	2	2
Number of shares (par value £0.01)		
Authorised	200,000	200,000
Issued at the beginning of the period	144,984	-
New issues	-	144,984
At the end of the period	144,984	144,984

Ordinary "B" shares do not rank for dividends but in all other respects rank pari pasu with ordinary "A" shares.

For details of capital restructuring see note 25.

Notes (continued)

19. Equity Shareholders' Funds

	Group		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Opening balance	2,528	2,480	2,528	2,480
Issue of share capital	1,000	468	1,000	468
Profit for the year	4,403	(420)	(1,026)	(420)
Negative good will arising on the acquisition as previously stated	-	7,321	-	-
At the end of the period as previously stated	7,931	9,849	2,502	2,528
Prior year adjustment	-	(7,321)	-	-
At the end of the period as restated	7,931	2,528	2,502	2,528

For details of the prior year adjustment see note 24.

The availability of the group's reserves for distribution will be determined, to the extent that they include reserves held in Pokrovskiy Rudnik, by applicable legislation in Russia and in accordance with Pokrovskiy Rudnik's statutory financial statements. Pokrovskiy Rudnik's statutory financial statements are prepared in accordance with RAR. These differ significantly from UK GAAP. The distributable reserves of group may therefore differ significantly from the figure shown above.

Further details of country risks associated with Russia are set out in note 26.

20. Minority Interests

	Group	
	2001 $'000	2000 $'000
At the beginning of the period	6,340	-
Minority interest in equity of acquired/disposed subsidiary undertakings	-	6,340
Minority interest in net profit of subsidiary undertakings	4,283	-
At the end of the period	10,623	6,340

All minority interests are equity interests.

21. Related Party Transactions

Peter Hambro plc, which is considered a related party due to P.C.P. Hambro's 51% holding in that company, charged the company $287,500 (2000 - $47,000) for management and accommodation The directors believe this to be the market value of the services. The balance outstanding at the end of the period was $118,541.

During the year Pokrovskiy Rudnik paid loan interest of $1,100 to Peter Hambro plc. The outstanding balance of this loan at the year end was nil.

During the year Pokrovskiy Rudnik paid interest of $4,000 to H & H Mining in which Peter Hambro plc has a 100% holding. The outstanding balance of this loan at the year end was $50,000.

During 2001 the Group provided finance of $126,000 to Olekminskiy Rudnik, which is a subsidiary of the company (see note 14).

22. Cash Flows from Operating Activity

	Group	Company
	2001 $'000	2001 $'000
Cash received from customers	23,721	-
Cash paid to suppliers and employees	(4,904)	-
Other proceeds	550	-
Other expenses	(4,445)	(1,135)
Exchange difference	293	1
Net cash inflow/(outflow) from operating activity	15,215	(1,134)

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Financial Statements for 2000 and 2001

Notes (continued)

23. Reconciliation of Cash Flow to Net Cash

Analysis of balances as shown in the balance sheet and changes during the period.

	Group	Company
	2001 $'000	2001 $'000
Cash at the beginning of the period	410	2
Cash flows for the period	951	1,041
Cash at the end of the period	1,361	1,043

24. Prior Year Adjustment

On 31 December 2000 the company acquired a 53.11% interest in the issued share capital of Pokrovskiy Rudnik. At that time, the directors believed that the fair value of the assets acquired exceeded the purchase price by $7,321,000. In the financial statements for the year to 31 December 2000 this amount was shown as negative goodwill and was credited directly to reserves in the consolidated financial statements. The auditors of the company at that time were unable to give an opinion as to whatever or not the consolidated financial statements, to the extent that they incorporated amounts for Pokrovskiy Rudnik, gave a true and fair view.

In the course of preparing consolidated financial statements for the current year the directors have revised their opinion of the fair value of Pokrovskiy Rudnik's net assets at 31 December 2000. As a result they now believe that $5,788,000 is a fairer estimate of the negative goodwill arising on acquisition. The directors also believe that the accounting treatment adopted in the financial statements for the year to 31 December 2000 was not in compliance with the requirements of FRS 10.

As a consequence the directors have made a prior year adjustment to show negative goodwill as a negative assets on the balance sheet and to revise its quantum from $7,321,000 to $5,788,000. This adjustment has no impact on the loss shown for the year ended 31 December 2000 but decreases net assets of the group at 31 December 2000 by $2,886,000 and shareholder's equity by $1,533,000. Had the previous policy been applied the group operating profit would have been $579,000 less than is recorded using the current policy.

25. Post Balance Sheet Events and Reorganisation

A meeting of the board of directors held on 23 December 2001 approved a reorganisation of the company with a view to seeking admission to the Alternative Investment Market of the London Stock Exchange ("AIM").

In order to implement these plans:

- Each of the Ordinary Shares of £1 each will be divided into 100 ordinary share of 1p and each of the B shares will be converted into one ordinary share of 1p.
- All the shareholders will enter into a one-for-one share exchange with a new public company, Peter Hambro Mining plc.
- Application will be made for all the issued shares of Peter Hambro Mining plc to be admitted to trading on AIM.

These plans will require the approval of the shareholders. Holders of 326,535 ordinary shares *(representing 85.7% of the voting shares currently in issue) have agreed to vote in favour of the* proposed reorganisation and have confirmed their intention to enter into the exchange agreement.

In preparation for the implementation of these plans the company in an Extraordinary General Meeting on 25 February 2002 passed a special resolution to change the name of the company to Eponymousco Ltd in order to enable a recently created public company to be renamed Peter Hambro Mining plc.

26. Russia – country risk

Due to the location of substantially all the group's business activity in the Russian Federation, the group faces significant exposure to the Russian business environment.

Over recent years the Russian economy has suffered from significant instability that has been accompanied by high levels of inflation and a decline in the value of the rouble. In addition tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for error and omissions may be significant. These factors create risks that would not be normal in a country with a more developed market economy.

Despite improvements since the 1998 financial crisis, uncertainty remains in the Russian Federation as to the future direction of domestic policy, regulatory policy and political developments. The directors are unable to predict what changes in conditions will take place in the future and what effect they might have on the financial position of the group or its ability to remit earnings to the UK.

For management information only

EPONYMOUSCO LIMITED

(formerly PETER HAMBRO MINING LIMITED)

Consolidated Detail Profit and Loss Account for the year ended 31st December 2001

(expressed in US $'000s)

		2001 $'000
Turnover		23,722
Direct Labour cost	2,045	
Spares and materials	2,177	
Depreciation of fixed assets	2,869	
Amortisation of intangible	327	
Reproduction tax	1,854	
Other operating cost	1,351	
Distribution cost	288	
Administrative expenses - Pokrovskiy Rudnik	2,055	
Administrative expenses – Peter Hambro Mining	1,235	
Negative Goodwill release	(579)	
Net operating expenses		(13,622)
Operating profit		**10,100**
Interest payable and similar charges		(1,613)
Other income		199
Profit on ordinary activities before taxation		**8,686**
Taxation on profit on ordinary activities		-
Profit on ordinary activities after taxation		**8,686**
Minority interests		4,283
Profit retained for the year		**4,403**